

Mail Stop 4561

June 21, 2016

Robert Bernshteyn
Chief Executive Officer
Coupa Software Incorporated
1855 S. Grant Street
San Mateo, CA 94402

>   **Re: Coupa Software Incorporated**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted June 10, 2016**
> **CIK No. 0001385867**

Dear Mr. Bernshteyn:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Backlog and Deferred Revenue, page 53

1.   We note your revised disclosure in response to prior comment 21 from our letter dated March 14, 2016. In your revised disclosure, you did not provide an indication of the portion of backlog not reasonably expected to be filled within the current fiscal year. Please revise accordingly. Refer to Item 101(c)(1)(viii) of Regulation S-K.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding

Robert Bernshteyn
Coupa Software Incorporated
June 21, 2016
Page 2

comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Richard C. Blake, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP